VITRU
LIMITED
Announces

Third

Quarter 2021
Financial
Results

Florianopolis, Brazil, November 17, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure digital education group in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month and nine-month period ended September 30, 2021 (third quarter 2021 or 3Q21 and the nine months ended September 30, 2021 or 9M21). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with 292.8 thousand students in digital education undergraduate and graduate courses, more than three thousand tutors and 904 hubs distributed throughout Brazil.

Vitru combined its sustainable organic growth with a disruptive move in 3Q21: the Definitive Agreement for Business Combination with Unicesumar

To our shareholders

As we celebrate the first anniversary of our IPO, which took place in September of last year, we look back and analyze what we delivered over the last 12 months – and we are very proud of that! We have executed our aggressive growth plan, both organically and inorganically, while at the same time improving margins and generating value for all our stakeholders.

This was another successful quarter. Not only have we sustained our organic growth, leveraged on an increasing student base, healthy average tickets and improving margins, but we also announced the best M&A deal we could ever consider: the business combination with Unicesumar, which shares our values and belief in the power of high-quality education in the lives of our students. This agreement is a transformational deal for us, consolidating Vitru (through Uniasselvi and now Unicesumar) as a leading and disruptive player in the Digital Education (DE) sector in Brazil. The business combination with Unicesumar will also allow us to enter into medical education, which we believe to be a resilient and profitable segment in which Unicesumar has been a key player. The definitive agreement is subject to customary conditions precedent, including approval by the Brazilian antitrust authority.

Regarding Uniasselvi, our results for 3Q21 and 9M21 reaffirm our sustainable growth and value creation throughout key academic, operational, and quality indicators. As of September 30, 2021, Vitru reached 366.1 thousand students enrolled in the courses provided, of which 98.1% of them enrolled in digital education. The virtuous evolution of the student’s base is driven by another strong intake process in our DE Undergraduate segment, which grew 26.7% in the second intake of 2021 when compared to the same period of 2020. In this segment, average ticket grew 2.3% in 3Q21 compared to 3Q20, despite the economic environment and a competitive context, which we believe demonstrates the resilience and differentiation of our hybrid academic model.

We have also expanded our geographical presence all over Brazil. We reached a total of 904 hubs in September 2021, 242 of which were opened in the last 12 months. Of these, 96 are located in the Southeastern Region of Brazil, which represents more than 40% of the Brazilian population and has been our fastest growing region. Over 90% of our hubs are still in maturation, which has been a key driver of our growth at lower execution risk. It also demonstrates our commitment to fulfill our mission: to democratize access to education in Brazil, so more and more students can benefit from our disruptive hybrid student-centric model that combines high quality with an affordable price.

3Q21 Results	2

In August we started offering an undergraduate digital education course in Nursing, after receiving authorization from the Brazilian Ministry of Education (MEC) with a “quality grade of 5”, the highest possible rating. In a couple of months, it has become our #1 course in the current intake cycle! We are optimistically waiting for the final authorization from MEC to offer two additional premium DE undergraduate courses, Law and Psychology, which would represent a significant opportunity to expand the digital education addressable market in Brazil at higher tickets.

As we look forward, we will remain focused on improving operational and financial metrics, as well as on preparing the smooth integration with Unicesumar. At the same time, we are more confident than ever about the positive perspectives for the digital education segment, given that the changes in consumption and studying habits—brought about by the COVID-19 pandemic—are happening faster than expected. We are prepared to keep delivering our mission and positively affecting the lives of hundreds of thousands of Brazilians.

Sincerely,

Pedro Graça

Vitru's CEO

3Q21 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its third quarter 2021 results via conference call.

When: Wednesday, November 17, 2021 at 4:30 p.m. EST (6:30 p.m. BR).

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International).

Conference ID: 6109309.

Webcast: https://investors.vitru.com.br/

Replay: available at our website.

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

3Q21 Results	4

3Q21 HIGHLIGHTS

◾	Announcement of the Definitive Agreement for the Business Combination with Unicesumar, a leading education institution focused on the Digital Education (DE) segment with the highest quality indicators in Brazil, besides a sizeable presence in health-related on-campus courses, particularly Medicine;
◾	New digital undergraduate course in Nursing, which started to be offered in August and already became the #1 course in the 2021.2 intake cycle;
◾	Nearly 359,000 digital education students, with a 26.7% increase in intake in the Digital Education undergraduate segment and a relevant growth in the Southeastern region;
◾	Net revenue in the core Digital Education Undergraduate business increasing 19.5% in 3Q21 vs 3Q20, with Consolidated Net Revenue up 17.4%;
◾	Consolidated Adjusted EBITDA increased 25.9% in 9M21 vs 9M20, with Adjusted EBITDA Margin increasing 1.0 percentage point (p.p.) to 29.1% in 9M21;
◾	Adjusted Net Income down 33.0% in 9M21 vs 9M20 due to the recognition of a higher deferred tax assets in 9M20 and increased financial expenses in 9M21;
◾	Cash Flow from Operations increased 8.4% to R$129.6 million in 9M21, with an Adjusted Cash Flow Conversion from Operations of 92.0%.

Table 1: Key financial highlights

R$ million (except otherwise stated)	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Net Revenue	126.1	148.1	17.4%	382.7	465.3	21.6%
DE Undergraduate Net Revenue	105.6	126.2	19.5%	309.3	386.1	24.8%
Adjusted EBITDA[1]	32.3	38.7	19.8%	107.4	135.2	25.9%
Adjusted EBITDA Margin	25.6%	26.1%	0.5 p.p.	28.1%	29.1%	1.0 p.p.
Adjusted Net Income[2]	9.8	13.5	37.8%	79.2	53.1	(33.0)%
Cash flow from operations	52.4	41.7	(20.4)%	119.6	129.6	8.4%
Adjusted cash flow conversion from operations[3]	161.5%	112.6%	(48.9) p.p.	103.8%	92.0%	(11.8) p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

3Q21 Results	5

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, where classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the first and third quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct effect on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the effect of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adjusted EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial year ended on December 31, 2020, and the first, second and third quarters of 2021:

3Q21 Results	6

OPERATING RESULTS

Student base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of September 30, 2021, Vitru had 366.1 thousand students enrolled in the courses provided, an increase of 23.1% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of September 30, 2021, students enrolled in digital education represented 98.1% of the total number of enrolled students, up 0.9 p.p. from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 90.7% of the current 904 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 31.1%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 and %	3Q20	2Q21	3Q21	Δ3Q21 x 3Q20	Δ3Q21 x 2Q21
Total enrolled students	297.5	370.8	366.1	23.1%	(1.3)%
% Digital education to total enrolled students	97.2%	98.1%	98.1%	0.9 p.p.	0.0 p.p.
Number of digital education students	289.0	363.6	359.0	24.2%	(1.3)%
Undergraduate students	243.0	308.2	292.8	20.5%	(5.0)%
Graduate students	46.0	55.4	66.2	43.9%	19.5%

Number of hubs	662	795	904	36.6%	13.7%
% of Expansion hubs (i.e., excluding Base hubs)	87.3%	89.6%	90.7%	3.4 p.p.	1.1 p.p.
Theoretical maturation index[1]	31.0%	34.0%	31.1%	0.1 p.p.	(2.9) p.p.

(1)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

Tuition and Ticket

Table 3: Tuition and ticket

R$ million (except otherwise stated)	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Digital Education Undergraduate Tuition[1]	163.4	199.0	21.8%	492.8	600.5	21.9%
Average Ticket DE undergraduate (R$/month)[2]	263.1	269.2	2.3%	-	-	n.a.

(1)	Tuition is net of cancellations.
(2)	In the third quarter, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuition net of cancellations of the quarter divided by the average number of students between the beginning and the end of the quarter.

3Q21 Results	7

The compelling strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuition for 3Q21 amounted to R$199.0 million, 21.8% higher than the R$163.4 million recorded in 3Q20. For 9M21, DE Undergraduate tuition totaled R$600.5 million, 21.9% higher than the R$492.8 million in the same period for the previous year. Such growth rates reflect mostly the maturation of expansion hubs (hubs not yet considered mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses increased 2.3%, from R$263.1 in 3Q20 to R$269.2 in 3Q21. We believe that this increase of the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s academic model. Besides, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing. We started offering our Nursing course in August and, as of September 30, 2021, it already accounted for around 9,000 new enrollments, equivalent to 8.3% of the intakes in 3Q21, which made it the #1 course in the current intake cycle.

3Q21 Results	8

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 3Q21 was R$148.1 million, up 17.4% from 3Q20. For 9M21, Consolidated Net Revenue was R$465.3 million, an increase of 21.6% over the prior year. This organic growth was driven by the increase in the number of enrolled students in the DE Undergraduate segment.

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses in 3Q21 was R$126.2 million, up 19.5% from R$105.6 million in 3Q20, solely on an organic basis. For 9M21, Net Revenue from digital education undergraduate courses was R$386.1 million, up 24.8% from R$309.3 million in the previous year. This achievement was primarily driven by the 20.5% increase in the student base, as a result of the aforementioned expansion and maturation in operational hubs.

Net Revenue from continuing education courses for 3Q21 was R$12.0 million, up 37.9% from R$8.7 million in 3Q20. Net Revenue for 9M21 was R$43.2 million, up 44.0% from R$30.0 million in 9M20. The intake process of graduate courses was positively affected by the new digital marketing approach implemented in late 2020 and throughout 9M21.

3Q21 Results	9

Net Revenue from on-campus undergraduate courses in 3Q21 amounted to R$9.8 million, a decrease of 16.9% from R$11.8 million in 3Q20. Net Revenue for 9M21 was R$35.9 million, down 17.3% from R$43.4 million in 9M20. The decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the on-campus segment in our numbers is in line with the Company’s expectation and strategic vision for the overall Higher Education business in Brazil.

Table 4: Net Revenue Breakdown

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Digital education undergraduate	105.6	126.2	19.5%	309.3	386.1	24.8%
Continuing education	8.7	12.0	37.9%	30.0	43.2	44.0%
On-campus undergraduate	11.8	9.8	(16.9)%	43.4	35.9	(17.3)%
Net Revenue	126.1	148.1	17.4%	382.7	465.3	21.6%

Cost of Services

Cost of services in 3Q21 amounted to R$67.8 million, 15.3% higher than the R$58.8 million reported in 3Q20. Cost of services for 9M21 was R$180.4 million, 9.5% higher than the R$164.8 million in 9M20. Cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which amounted to R$12.8 million in 3Q21 and R$11.4 million in 3Q20, and R$36.0 million in 9M21 and R$29.9 million in 9M20.

Cost of services as reported in the Adjusted EBITDA calculation was R$55.0 million in 3Q21 and R$47.4 million in 3Q20, representing a year-over-year increase of 16.0%, and a decrease of 0.5 p.p. as a percentage of Net Revenue in each period. We experienced an increase in efficiency in 9M21 compared to 9M20, with a reduction of our cost of services to 31.0% of Net Revenue in 9M21 from 35.2% of Net Revenue in 9M20. This overall efficiency improvement was primarily attributable to: (i) optimizations in personnel costs, including as a result of the full implementation in 1Q21 of the Flex Course academic model that was launched (as a pilot project) in the second semester of 2020; and (ii) overall gains of scale as we grow the business further and dilute fixed costs.

Table 5: Cost of Services

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Cost of Services	58.8	67.8	15.3%	164.8	180.4	9.5%
(-) Depreciation and amortization	(11.0)	(11.5)	4.5%	(26.6)	(31.7)	19.2%
(-) Restructuring expenses	(0.4)	(1.3)	225.0%	(3.3)	(4.3)	30.3%
Cost of Services for Adj. EBITDA calculation	47.4	55.0	16.0%	134.9	144.4	7.0%
as % of Net Revenue	37.6%	37.1%	(0.5) p.p.	35.2%	31.0%	(4.2) p.p.

3Q21 Results	10

Gross Profit and Gross Margin

Gross Profit in 3Q21 was R$80.3 million, 19.3% higher than the R$67.3 million in the 3Q20, while Gross Margin increased 0.8 p.p. to 54.2% from 53.4% in 3Q20. In 9M21, Gross Margin was 61.2%, 4.3 p.p. higher than the 56.9% reported in 9M20. This increase was primarily attributable to optimizations in personnel costs and overall gains of scale, as previously explained.

Operating Expenses

Selling Expenses

Selling expenses in 3Q21 were R$24.1 million, an increase of 37.7%, compared to R$17.5 million in 3Q20. Selling expenses for 9M21 were R$87.4 million, 29.5% higher than the R$67.5 million in 9M20.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding the depreciation and amortization expenses) were R$87.4 million in 9M21 and R$64.2 million in 9M20 representing a year-on-year increase of 36.1%.

Table 6: Selling expenses

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Selling Expenses	17.5	24.1	37.7%	67.5	87.4	29.5%
(-) Depreciation and amortization expenses	-	-	n.a.	(3.3)	-	n.a.
Selling Expenses for Adj. EBITDA calculation	17.5	24.1	37.7%	64.2	87.4	36.1%
as % of Net Revenue	13.9%	16.3%	2.4 p.p.	16.8%	18.8%	2.0 p.p.

This increase in selling expenses is attributable mostly to the strong growth in Digital Education, since most of our selling expenses are aimed at attracting new students for the DE Undergraduate segment. Another reason for the increase in selling expenses in 9M21 compared to 9M20 was as increase in expenses with online advertising as a response to the challenges related to the COVID-19 pandemic in the enrollment process, when the hubs (an important channel in the Company’s sales process) were mostly closed in 1Q21

3Q21 Results	11

while they were mostly open during the 1Q20 intake. The increase in selling expenses in 3Q21 vs 3Q20 was mostly due to the initial commercial efforts to offer new premium courses, such as Nursing.

Nevertheless, despite these issues, the Customer Acquisition Cost (CAC) increased only 3.6% in 9M21 to R$304.7 per new student in the DE Undergraduate segment, compared to R$294.2 per new student in 9M20, as provided in the table below:

Table 7: Customer Acquisition Cost1

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Selling expenses for Adj. EBITDA calculation	17.5	24.1	37.7%	64.2	87.4	36.1%
Number of intake students (DE Undergraduate)	86.2	112.6	30.6%	218.2	286.8	31.4%
Selling expenses per intake	203.0	214.0	5.4%	294.2	304.7	3.6%

(1)	Customer Acquisition Cost, or CAC, is equal to the selling expenses in a given period divided per the intake in the DE Undergraduate segment in the same period.

General and Administrative (G&A) expenses in 3Q21 were R$24.0 million, an increase of 37.1%, compared to 3Q20. In 9M21 G&A expenses were R$66.0 million, an increase of 57.5%, compared to 9M20. Both were mostly impacted by personnel expenses.

G&A expenses as reported in the Adjusted EBITDA calculation were R$12.4 million in 3Q21 and R$12.5 million in 3Q20, representing a decrease of 0.8%, which reflects the continued efforts of Vitru to maintain a lean and agile corporate structure. In 9M21, G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$36.3 million and to R$32.1 million in 9M20, an increase of 13.1%, due to new expenses incurred in connection with our new reality as a listed company. It is important to highlight that Adjusted G&A expenses as a percentage of Net Revenue were 8.4% in 3Q21, a decrease of 1.5 p.p. compared to 9.9% in 3Q20, and 7.8% in 9M21, a decrease of 0.6 p.p. compared to 8.4% in 9M20.

Table 8: G&A expenses

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
General and Administrative (G&A) Expenses	17.5	24.0	37.1%	41.9	66.0	57.5%
(-) Depreciation and amortization expenses	(2.1)	(2.6)	23.8%	(7.5)	(8.0)	6.7%
(-) Share-based compensation plan	(1.1)	(5.2)	372.7%	(0.5)	(14.9)	n.a.
(-) Restructuring, M&A and pre-offering expenses	(1.8)	(3.8)	111.1%	(1.8)	6.8	n.a.
G&A Expenses for Adj. EBITDA calculation	12.5	12.4	(0.8)%	32.1	36.3	13.1%
as % of Net Revenue	9.9%	8.4%	(1.5) p.p.	8.4%	7.8%	(0.6) p.p.

Net impairment losses on financial assets (PDA)

Net impairment losses on financial assets represents the provisions for doubtful accounts. In 2020, the Company implemented a stricter policy for the calculation of the PDA, which has been in place since then.

In 3Q21, the PDA effect was R$23.7 million, which represents 16.0% of the net revenue in the period, while in 3Q20 the PDA was R$21.3 million, equivalent to 16.9% of the net revenue. PDA in the 9M21 amounted to R$76.6 million, or 16.5% of net revenue, while it was R$56.2 million in 9M20, equivalent to 14.7% of net revenue in the period. The year-over-year increase in the nine-month rate is mainly explained by changes

3Q21 Results	12

in the mix of students (with a higher percentage of freshmen vs seniors in the students’ base) as well as the current economic crisis.

Adjusted EBITDA

Adjusted EBITDA in 3Q21 totaled R$38.7 million, up 19.8% from R$32.3 million in 3Q20. Adjusted EBITDA Margin was 26.1%, a 0.5 p.p. increase compared to 25.6% for 3Q20. This increase in the Adjusted EBITDA Margin in the quarter was mainly due to an improvement in Gross Margin through optimizations in personnel costs and overall gains of scale, as stated earlier.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

3Q21 Results	13

Adjusted EBITDA in 9M21 totaled R$135.2 million, up 25.9% from R$107.4 million in 9M20. Adjusted EBITDA Margin was 29.1%, a 1.0 p.p. increase compared to 28.1% for 9M20. This increase in the Adjusted EBITDA Margin in 9M21 vs 9M20 was also primarily attributable to an improvement in Gross Margin in the period.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

Adjusted Net Income

Adjusted Net Income in 3Q21 was R$13.5 million, up 37.8% from the same period of the prior year. This year-on-year increase is due to a higher Adjusted EBITDA in 3Q21 vs 3Q20, which was partially compensated by (i) the increase in financial expenses in 3Q21, due to higher interest and inflation rates in Brazil, and (ii) the recognition in 3Q20 of a R$13.0 million foreign-exchange gain related to the management of the funds obtained with our IPO in September 2020.

Adjusted Net Income in 9M21 was R$53.1 million, down 33.0% from the same period of the prior year. This year-on-year decrease is mainly due to (i) the increase in financial expenses in 9M21 vs 9M20, due to higher interest and inflation rates in Brazil, as informed above, (ii) the recognition in 3Q20 of a R$13.0 million foreign-exchange gain related to the management of the funds obtained with our IPO in September 2020, and (iii) the recognition of a higher deferred taxes assets in 9M20 (R$6.6 million higher when compared to 9M21).

3Q21 Results	14

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$37.9 million in 3Q21, a decrease of 22.0% compared to the number presented in 3Q20, despite a continued discipline in receivables management and improvements in collection rates. This decrease was primarily due to (i) the recognition in 3Q20 of a R$13.0 million foreign-exchange gain related to the management of the funds obtained with our IPO in September 2020 (which impacted Net Earnings and therefore the Cash Flow from Operations in 3Q20), and (ii) the accounting treatment in 3Q20 of R$6.1 million in payments related to the IPO, which were classified as an Asset account in our 2Q20 balance sheet and, with the IPO, were reclassified to Equity (and hence affected our the Cash Flow from Operations in 3Q20).

Regarding the nine-month figures, there was an increase of 7.6% in Adjusted Cash Flow from Operations, from R$106.1 million in 9M20 to R$114.2 million in 9M21, for the reasons explained above.

Table 9: Cash Flow & Cash Conversion

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Cash Flow from Operations	52.4	41.7	(20.4)%	119.6	129.6	8.4%
(+) Income Tax Paid	(3.8)	(3.8)	0.0%	(13.5)	(15.4)	14.1%
Adjusted Cash Flow from Operations	48.6	37.9	(22.0)%	106.1	114.2	7.6%
Adjusted EBITDA	32.3	38.7	19.8%	107.4	135.2	25.9%
(-) Non-recurring Expenses	(2.2)	(5.1)	131.8%	(5.1)	(11.1)	117.6%
Adjusted EBITDA excluding Non-recurring Expenses	30.1	33.6	11.6%	102.3	124.1	21.3%
Adjusted Cash Flow Conversion from Operations[1]	161.5%	112.6%	(48.9) p.p.	103.8%	92.0%	(11.8) p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

3Q21 Results	15

CAPEX

Capital Expenditures in 9M21 totaled R$41.9 million, 9.9% lower than the amount of R$46.5 million in 9M20. This decrease was mainly due to lower investments in property and equipment in 9M21.

Table 10: CAPEX

R$ million	3Q20	3Q21	% Chg	9M20	9M21	% Chg
Property and equipment	2.6	8.3	219.2%	22.1	17.3	(21.7)%
Intangible assets	7.8	8.9	14.1%	24.4	24.5	0.4%
Investing activities	10.4	17.2	65.4%	46.5	41.9	(9.9)%
as % of Net Revenue	8.2%	11.6%	3.4 p.p.	12.2%	9.0%	(3.2) p.p.

3Q21 Results	16

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure digital education postsecondary group in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 according to the Brazilian Ministry of Education (Ministério da Educação), or the MEC in October 2020, the latest data available.

Vitru is listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses. This is Vitru’s largest business unit, accounting for approximately 83% of net revenue of 9M21.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus.
◾	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to

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retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic, and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled, “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of the investment community, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, CSLL, which are social contribution taxes;
◾	financial results, which consists of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

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◾	impairment of non-current assets, which consists of impairment charges associated with on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss)for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

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FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and nine-months period ended September 30, 2021 and 2020

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million (except earnings per share)	2020	2021	2020	2021

NET REVENUE	126.1	148.1	382.7	465.3

Cost of services rendered	(58.8)	(67.8)	(164.8)	(180.4)

GROSS PROFIT	67.3	80.3	217.9	284.9

General and administrative expenses	(17.5)	(24.0)	(41.9)	(66.0)
Selling expenses	(17.5)	(24.1)	(67.5)	(87.4)
Net impairment losses on financial assets	(21.3)	(23.7)	(56.2)	(76.6)
Other income (expenses), net	0.8	-	2.5	0.4
Operating expenses	(55.5)	(71.8)	(163.1)	(229.6)

OPERATING PROFIT	11.8	8.5	54.8	55.3

Financial income	19.0	14.9	28.2	32.7
Financial expenses	(15.6)	(19.4)	(36.1)	(50.7)
Financial results	3.4	(4.5)	(7.9)	(18.0)

PROFIT BEFORE TAXES	15.2	4.0	46.9	37.3

Current income taxes	(2.9)	(2.3)	(22.5)	(20.1)
Deferred income taxes	(10.5)	1.3	29.8	23.2
Income taxes	(13.4)	(1.0)	7.3	3.1

NET INCOME FOR THE PERIOD	1.8	3.0	54.2	40.4

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	1.8	3.0	54.2	40.4

Basic earnings per share (R$)	0.10	0.13	3.18	1.74
Diluted earnings per share (R$)	0.10	0.12	3.05	1.63

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3Q21 Results	21

Unaudited interim condensed consolidated statements of financial position as of December 31, 2020 and September 30, 2021

	December 31,	September 30,
R$ million	2020	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	85.9	151.8
Short-term investments	515.2	492.0
Trade receivables	115.1	136.1
Income taxes recoverable	2.2	-
Prepaid expenses	10.2	23.9
Other current assets	3.1	3.0

TOTAL CURRENT ASSETS	731.7	806.8

NON-CURRENT ASSETS

Trade receivables	6.9	6.0
Indemnification assets	9.2	8.9
Deferred tax assets	50.8	73.9
Other non-current assets	3.6	1.0

Right-of-use assets	127.9	135.7
Property and equipment	96.7	102.9
Intangible assets	661.0	668.2

TOTAL NON-CURRENT ASSETS	956.1	996.6

TOTAL ASSETS	1,687.8	1,803.5

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	December 31,	September 30,
R$ million	2020	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	32.2	31.6
Loans and financing	151.8	152.7
Lease liabilities	23.4	26.6
Labor and social obligations	26.7	46.1
Income taxes payable	-	3.9
Taxes payable	2.4	3.0
Prepayments from customers	9.7	11.6
Accounts payable from acquisition of subsidiaries	135.0	147.7
Other current liabilities	1.4	2.1

TOTAL CURRENT LIABILITIES	382.6	425.4

NON-CURRENT

Lease liabilities	126.0	133.5
Share-based compensation	46.2	54.7
Accounts payable from acquisition of subsidiaries	139.9	141.5
Provisions for contingencies	14.4	14.3
Other non-current liabilities	0.7	0.6

TOTAL NON-CURRENT LIABILITIES	327.2	344.5

TOTAL LIABILITIES	709.8	769.9

EQUITY

Share capital	0.0	0.0
Capital reserves	1,022.1	1,037.5
Accumulated losses	(44.1)	(3.9)

TOTAL EQUITY	978.0	1,033.6

TOTAL LIABILITIES AND EQUITY	1,687.8	1,803.5

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Unaudited interim condensed consolidated statements of cash flows for the nine-months period ended September 30, 2021 and 2020

	Nine Months Ended September 30,
R$ million	2020	2021
Cash flows from operating activities
Profit before taxes	46.9	37.3
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	37.4	39.7
Net impairment losses on financial assets	56.2	76.6
Provision for revenue cancellation	(1.4)	0.5
Provision for contingencies	2.4	0.9
Accrued interests	17.1	15.1
Share-based compensation	0.6	14.9
Modification of lease contracts	(1.0)	(0.2)
Lease discounts	(1.6)	(0.1)
Changes in operating assets and liabilities
Trade receivables	(63.1)	(81.2)
Prepayments	(0.4)	(0.8)
Other assets	(2.4)	5.3
Trade payables	(3.6)	(0.6)
Labor and social obligations	24.4	19.3
Other taxes payable	1.2	0.6
Prepayments from customers	6.0	1.9
Other payables	0.9	0.5
Cash from operations	119.6	129.6

Income tax paid	(13.5)	(15.4)
Interest paid	(13.7)	(19.5)
Contingencies paid	(0.5)	(3.4)
Net cash provided by operating activities	92.0	91.3

Cash flows from investing activities
Purchase of property and equipment	(22.1)	(17.3)
Purchase and capitalization of intangible assets	(24.3)	(24.5)
Payments for the acquisition of interests in subsidiaries	-	(10.6)
Acquisition of short-term investments, net	(490.9)	38.1
Net cash used in investing activities	(537.3)	(14.3)

Cash flows from financing activities
Payments of lease liabilities	(4.3)	(8.1)
Proceeds from loans and financing	150.0	(12.8)
Proceeds from initial public offering	521.6	-
Share issuance costs	(47.6)	-
Capital contributions	-	9.7
Net cash provided by (used in) financing activities	619.7	(11.2)

Net increase in cash and cash equivalents	174.4	65.9
Cash and cash equivalents at the beginning of the period	2.5	85.9
Cash and cash equivalents at the end of the period	176.9	151.8

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Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2020	2021	2020	2021
Net income for the period	1.8	3.0	54.2	40.4
(+) Deferred and current income tax	13.4	1.0	(7.3)	(3.1)
(+) Financial result	(3.4)	4.5	7.9	18.0
(+) Depreciation and amortization	13.1	14.1	37.4	39.7
(+) Interest on tuition fees paid in arrears	4.9	5.8	12.1	14.6
(+) Share-based compensation plan	1.1	5.2	0.5	14.9
(+) Other income (expenses), net	(0.8)	-	(2.5)	(0.4)
(+) M&A, pre-offering expenses and restructuring expenses	2.2	5.1	5.1	11.1
Adjusted EBITDA	32.3	38.7	107.4	135.2

Reconciliation of Adjusted Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2020	2021	2020	2021
Net income for the period	1.8	3.0	54.2	40.4
(+) M&A, pre-offering expenses and restructuring expenses	2.2	5.1	5.1	11.1
(+) Share-based compensation plan	1.1	5.2	0.5	14.9
(+) Amortization of intangible assets from business combinations	2.8	0.9	11.7	3.9
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	4.5	3.1	13.4	9.2
(-) Corresponding tax effects on adjustments	(2.7)	(3.8)	(5.7)	(26.4)
Adjusted Net Income	9.8	13.5	79.2	53.1

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2020	2021	2020	2021
Cash from Operations	52.4	41.7	119.6	129.6
(+) Income tax paid	(3.8)	(3.8)	(13.5)	(15.4)
Adjusted Cash Flow from Operations	48.6	37.9	106.1	114.2

Adjusted EBITDA	32.3	38.7	107.4	135.2
(-) M&A, pre-offering expenses and restructuring expenses	(2.2)	(5.1)	(5.1)	(11.1)

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Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	30.1	33.6	102.3	124.1

Adjusted Cash Flow Conversion from Operations	161.5%	112.6%	103.8%	92.0%

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